Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Obsidian Energy Ltd.

200, 207 – 9th Avenue S.W.

Calgary, Alberta T2P 1K3

2.	Date of Material Change

November 2, 2021

3.	News Release

Press releases were issued on behalf of Obsidian Energy Ltd. (“Obsidian Energy” or the “Corporation”) on November 2, 2021 and November 4, 2021 and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change

On November 2, 2021, PROP 45 Energy Limited Partnership (“PROP 45”), an indirectly wholly-owned subsidiary of Obsidian Energy, entered into a purchase and sale agreement (the “PSA”) with Obsidian Energy’s joint venture partner (the “Vendor”) to acquire the 45% interest in the Peace River Oil Partnership (the “Partnership”) not held by the Corporation, for an aggregate purchase price, subject to adjustment, of approximately $43.5 million (collectively, the “Acquisition”).

A copy of the PSA has been filed and is available for review under Obsidian Energy’s profile on www.sedar.com.

The Acquisition will be funded by a combination of cash from a best efforts short form prospectus offering of subscription receipts of the Corporation (“Subscription Receipts”) at a price of $4.40 per Subscription Receipt for minimum gross proceeds of $12.5 million and maximum gross proceeds of $22.5 million (the “Equity Financing”), available borrowings of $16 million under a limited recourse non-revolving term facility (the “PROP 45 Financing”) and the remainder of the purchase price (if any) will be payable in common shares of Obsidian Energy (“Obsidian Shares”) at a deemed issuance price equal to the offering price of the Subscription Receipts. As a result of the Acquisition and the PROP 45 Financing, Obsidian Energy has also agreed to certain amendments to its senior secured credit facility and the note purchase agreement governing its senior notes.

5.	Full Description Of Material Change

5.1	Full Description of Material Change

Acquisition

Pursuant to the PSA, PROP 45 agreed to acquire the remaining 45% interest in the Partnership for aggregate consideration of $43.5 million (prior to adjustments). The purchase price is payable by Obsidian Energy in cash and Obsidian Shares, where the aggregate net proceeds of the Equity Financing and the net proceeds of the PROP 45 Financing ($16 million) will be equal to the aggregate amount of cash payable by Obsidian Energy (up to $43.5 million prior to adjustments) and the remainder of the purchase price (if any) will be payable in Obsidian Shares at a deemed issuance price equal to the offering price of the Subscription Receipts.

Upon completion of the Acquisition, Obsidian Energy will be, directly and indirectly, the sole owner of the Partnership. Obsidian Energy currently holds a 55 percent working interest in and operatorship of the Partnership. The Partnership currently operates in the Peace River development area, which is a heavy oil play located in Northwestern Alberta.

The PSA contains customary representations, warranties, covenants and conditions. In addition to such customary conditions, the PSA provides a condition in favour of PROP 45 that PROP 45 shall have entered into definitive documentation with a lender to fund $16 million of the cash amount payable to the Vendor at closing of the Acquisition (being the PROP 45 Financing), and all conditions under such documentation have been either satisfied or waived. The PSA also provides for adjustments to the purchase price, based on the working capital or net cash flow of the Partnership at closing of the Acquisition. It is currently anticipated that such adjustments will reduce the aggregate amount payable at closing by approximately $7.5 million, assuming the Acquisition closes in mid-November 2021 and completion of the maximum offering of $22.5 million. The Acquisition is anticipated to close the week of November 15, 2021.

Equity	Financing

Obsidian Energy has entered into an agreement with a syndicate of agents (the “Agents”) pursuant to which the Agents agreed to offer for sale to the public on a ‘best efforts’ agency basis, and Obsidian Energy agreed to issue and sell, 2,840,909 Subscription Receipts (in the case of the minimum offering) and 5,113,636 Subscription Receipts (in the case of the maximum offering), subject to the terms and conditions to be contained in an agency agreement to be entered into by Obsidian Energy and the Agents (the “Agency Agreement”), at a price of $4.40 per Subscription Receipt for total consideration of $12.5 million (in the case of a minimum offering) and up to $22.5 million (in the case of a maximum offering). The Equity Financing is anticipated to close the week of November 15, 2021.

The Agents will have an option to purchase up to an additional 15% of the Subscription Receipts issued under the Equity Financing at a price of $4.40 per Subscription Receipt to cover over allotments, if any, and for market stabilization purposes exercisable in whole or in part at any time until 30 days after the closing of the Equity Financing (the “Over-Allotment Option”). The gross proceeds from the sale of Subscription Receipts pursuant to the Equity Financing will be held in escrow. If all conditions to the completion of the Acquisition are satisfied or waived (other than funding of the purchase price) and Obsidian Energy has confirmed the same to the Agents before 5:00 p.m. (Calgary time) on December 31, 2021, the net proceeds from the sale of the Subscription Receipts will be released from escrow to Obsidian Energy and each Subscription Receipt will automatically be exchanged for one Obsidian Share for no additional consideration and without any action on the part of the holder. If: (i) the Acquisition is not completed at or before 5:00 p.m. (Calgary time) on December 31, 2021; (ii) the PSA is terminated in accordance with its terms; or (iii) the Corporation advises the Agents or formally announces to the public by way of a news release or otherwise that it does not intend to proceed with the Acquisition, then the purchase price for the Subscription Receipts will be returned pro rata to subscribers, together with a pro rata portion of the interest earned on the escrowed funds (if any).

The Subscription Receipts issued pursuant to the Equity Financing will be distributed by way of a short form prospectus in all provinces of Canada (excluding Québec) and may also be placed privately in the United States to certain “qualified institutional buyers” (as defined in Rule 144A under the United States Securities Act of 1933 (the “1933 Act”)) who are also “accredited investors” within the meaning of Rule 501(a) of Regulation D under the 1933 Act, provided such offers and sales are made in accordance with the exemption from the registration requirements of the 1933 Act provided by Rule 506(b) of Regulation D thereunder and pursuant to similar exemptions under applicable state securities laws. Moreover, the Agency Agreement will provide that the Agents will offer and sell the Subscription Receipts and the Obsidian Shares for which the Subscription Receipts may be exchanged outside the United States only in accordance with Rule 903 of Regulation S under the 1933 Act.

Amendments	to Credit Facilities and Senior Notes

In connection with entering into the PSA and in connection with the PROP 45 Financing, Obsidian Energy entered into discussions with its lenders (“Lenders”) with respect to certain consents and amendments to its existing credit agreement to permit the transactions contemplated by the PSA and the PROP 45 Financing (collectively, the “Credit Facility Amendments”). On October 29, 2021 the Lenders provided their written consent to the transactions contemplated by the PSA and the PROP 45 Financing, however the Credit Facility Amendments will be subject to execution of definitive documentation by Obsidian Energy and its Lenders with respect to the same. The net proceeds of the Equity Financing will be applied, on a pro rata basis, to repay the Corporation’s $215 million non-revolving term loan (the “Non-Revolving Facility”) and its guaranteed senior secured notes consisting of US$47 million principal amount of notes (the “Senior Notes”). The Credit Facility Amendments will require that $25 million of the outstanding amount under the Non-Revolving Facility be repaid, through a combination of the pro rata net proceeds from the Equity Financing payable to the Lenders and, to the extent of any shortfall, a draw for the remainder of such $25 million repayment amount under Obsidian Energy’s $225 million revolving syndicated credit facility (the “Revolving Facility”). Upon the repayment of the Non-Revolving Facility, the Lenders will advance an amount under the Revolving Facility equal to the lesser of (x) the aggregate net proceeds of the Equity Financing and (y) the difference between the adjusted purchase price of the Acquisition and the proceeds of the PROP 45 Financing, to allow PROP 45 to pay a portion of the cash consideration payable upon closing of the Acquisition.

In connection with the Acquisition and the PROP 45 Financing, Obsidian Energy entered into discussions with the holders of its Senior Notes with respect to certain consents and amendments to the amended, restated and consolidated note purchase agreement dated March 26, 2021, between Obsidian Energy and the holders of its Senior Notes (the “Note Agreement”), to permit the transactions contemplated by the PSA and the PROP 45 Financing, including miscellaneous conforming amendments substantively the same as those approved by the Lenders (the “Senior Note Amendments”). On October 29, 2021 the holders of the Senior Notes provided their written consent to the transactions contemplated by the PSA and the PROP 45 Financing, however the Senior Note Amendments will be subject to the execution of definitive documentation by Obsidian Energy and the holders of the Senior Notes with respect to the same. The Corporation will also be required to repay approximately $3.3 million of the Senior Notes, which amount will be paid from the net proceeds of the Equity Financing and, to the extent any part of the repayments made to outstanding amounts under the Non-Revolving Facility are made using proceeds from a draw on the Revolving Facility, from a draw under the Revolving Facility. Aside from the Senior Note Amendments, all other material terms of the Note Agreement will remain the same.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The name and business number of the executive officer of Obsidian Energy who is knowledgeable of the material change and this report is:

Mark Hawkins

VP Legal, General Counsel and Corporate Secretary

Obsidian Energy Ltd.

Telephone:403-218-8933

9.	Date of Report

November 10, 2021

Note Regarding Forward-Looking Statements and Information:

This material change report contains certain forward–looking information and statements within the meaning of applicable securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” “forecast” and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this material change report contains forward-looking information and statements pertaining to the following: timing of the Acquisition; the terms of the Acquisition, including the portion of the purchase price payable in cash and Obsidian Shares; satisfaction or waiver of the closing conditions to the Acquisition; receipt of required legal and regulatory approvals for the completion of the Acquisition (including approval of the TSX); funding and payment of the purchase price in respect of the Acquisition, including the closing of the Equity Financing and the PROP 45 Financing on the terms described; completion of the Credit Facility Amendments and Senior Note Amendments and satisfaction of conditions thereto and the amounts to be repaid thereunder; and the anticipated closing dates of the Equity Financing, the PROP 45 Financing and the Acquisition.

Obsidian Energy has made assumptions regarding, among other things: Obsidian Energy’s ability to close the Equity Financing, the PROP 45 Financing, the Credit Facility Amendments, the Senior Note Amendments and the Acquisition, including the transactions and financings contemplated thereby, on a timely basis and on the terms expected; fulfillment by the Agents of their obligations pursuant to the Agency Agreement and the entering into thereof; commodity prices; availability of skilled labour; future exchange and interest rates; future oil and natural gas production rates; conditions in general economic and financial markets; access to capital; and effects of regulation by governmental agencies.

Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking information is subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include, but are not limited to, fluctuations in commodity prices, counterparty risk to closing each of the Acquisition, the Equity Financing, the PROP 45 Financing, the Credit Facility Amendments and the Senior Note Amendments, changes in industry regulations and political landscape both domestically and abroad, foreign exchange or interest rates, stock market volatility, impacts of the current COVID-19 pandemic and the retention of key management and employees. Please refer to Obsidian Energy’s most recent Annual Information Form and management’s discussion and analysis for additional risk factors relating to Obsidian Energy, which can be accessed either on Obsidian Energy’s website at www.obsidianenergy.com or under Obsidian Energy’s profile on www.sedar.com. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date hereof, and to not use such forward-looking information for anything other than its intended purpose. Obsidian Energy undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.